Independent Auditor's Report


To the Board of Directors of
 The NorthQuest Capital Fund, Inc.

We have examined management's assertion about The NorthQuest Capital Fund, Inc.'s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company act of 1940 ("the Act") as of November 3, 2003 included in the accompanying Management Statement Regarding compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our respon-sibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstance. Included among our procedures were the following tests per-formed as of November 3, 2003 and with respect to agreement of security pur-chases and sales, for the period from January 2, 2003 (the date of last examin-ation) through November 3,2003:

  * Count and inspection of all securities located in the vault of Fleet Bank in Point Pleasant Beach, NJ without prior notice to management;
  * Reconciliation of all such securities to the books and records of the Company and Fleet Bank;
  * Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents;
  * Agreement of ten security purchases and one security sale or matur-ities since the last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's com-pliance with specific requirements.

In our opinion, management's assertion that The NorthQuest Capital Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 3, 2003 with respect to se-curities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The NorthQuest Capital Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Abington, Pennsylvania                          /s/ Sanville & Company
November 3, 2003                                 Certified Public Accountants